UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 15, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 - 510 Burrard Street
Vancouver, B.C. Canada V6C 3A8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

FOR IMMEDIATE RELEASE:	May 15, 2008

ATNA REPORTS AGM RESULTS

Vancouver, B.C. - Atna Resources Ltd. (“Atna”) - (TSX:ATN) is pleased to report the voting results of the Annual and Special Meeting of Shareholders (the “Meeting”) held at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C. on Thursday, May 8, 2008 at 10:00 a.m. (Vancouver time). (Total shares represented by proxy = 36,644,299 of the 81,896,825 issued and outstanding shares (44.70%).

Voting Results

In accordance with Section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, the following is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

	Brief Description of Matter	Outcome of Vote
1	Appoint Ehrhardt Keefe Steiner & Hottman PC as Auditor of the Company	Passed
2	Authorize the Directors to fix Auditor’s remuneration	Passed
3	Elect William Coulter, James Hesketh, David Fagin and Ronald Parker as Directors	Passed
4	Amend the Articles of the Company such that each Directors’ term of office will expire each year at the next Annual General Meeting	Passed
5	Amend the 2007 Stock Option Plan to enable issuances of incentive stock options to eligible U.S. participants	Passed

Subsequent to the official meeting Mr. David Watkins, Chairman and Chief Executive Officer, and Mr. James Hesketh, President and Chief Operating Officer, presented an overview of the Company’s activities throughout the past year and the plans for 2008. The presentation can be viewed on the Company’s website at www.atna.com.

For additional information on Atna Resources, please visit our website at www.atna.com.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and COO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: May 15, 2008	By:	/s/ David P. Suleski
	Name:	David P. Suleski
	Title:	Chief Financial Officer